Exhibit 20

NEWS FROM TAYLOR DEVICES, INC.

SHAREHOLDER LETTER, SPRING 2018

THIS NEWSLETTER IS DIRECTED TO ALL SHAREHOLDERS OF TAYLOR DEVICES. WE HOPE THAT IT WILL GENERATE INTEREST IN THE COMPANY, PLUS PROVIDE CURRENT FINANCIAL AND PROJECT INFORMATION. COPIES OF THIS NEWSLETTER WILL ALSO BE CIRCULATED TO SHAREHOLDERS WHO HAVE SHARES IN BROKERAGE ACCOUNTS.

ITEM: FINANCIAL RESULTS

Taylor Devices completed the third quarter of its fiscal year on February 28, 2018. Comparative, unaudited, financial results for the third quarter and nine month periods are as follows:

THIRD QUARTER	F/Y 17-18	F/Y 16-17
SALES	$6,573,658	$5,672,720
NET INCOME	($23,417)*	$338,203
EARNINGS PER SHARE	($0.01)	$0.10
NINE MONTHS	F/Y 17-18	F/Y 16-17
SALES	$17,953,152	$19,235,898
NET INCOME	$330,477	$1,486,317
EARNINGS PER SHARE	$0.09	$0.43

AVERAGE NUMBER OF SHARES OUTSTANDING	3,451,348	3,424,192

*In December 2017, the Tax Cuts and Jobs Act (the 2017 Act) became law. It includes a broad range of tax reform proposals affecting businesses, including corporate tax rates, business deductions, and international tax provisions. Among the changes, the 2017 Act reduces the corporate rate from 34% to 21% for periods beginning after December 31, 2017. Because of the rate change, the Company was required to record a non-cash write down of deferred tax assets and recognized incremental deferred tax expense of $164,000 during the quarter ending February 28, 2018. This effectively eliminated the Company’s entire third quarter pre-tax income of $145,583, and resulted in a net loss for the quarter. This is a one-time adjustment required by the new tax law change, but the reduction in corporate tax rate should be a benefit in the future.

Taylor Devices sales continue to be affected by a slowdown in the U.S. construction business. Sales to this sector were down by 19% from the levels recorded in the previous year. In comparison, sales to industrial customers were up by 31%, and aerospace sales were up by 8%. The Company expects seismic and wind damper sales to improve when the U.S. construction business improves. It is also promising to note that construction product sales to Asian customers have increased by 40% for the year to date, and proposal activity to U.S. seismic customers is increasing.

Taylor Devices firm order backlog at the end of the third quarter was $18.8 million, compared to $19.5 million in the previous year.

ITEM: NEW ORDERS, AEROSPACE AND DEFENSE

The following major orders for Aerospace and Defense products were received in the third quarter:

¡	Unmanned Air Vehicle Landing Gears – The Company has received follow-on contracts adding additional aircraft requirements for both a U.S. and a European aircraft manufacturer.

¡	Submarine Deck Isolators – A follow-on contract was received from the U.S. Navy for the Company’s shock isolators to be used on the next two attack submarines of the Virginia Class.

¡	RAM Point Defense System – An order was received for 6 system sets of elevation axis shock absorbers for this shipboard defense missile system.

¡	KC-46 Aircraft – A follow-on contract was received adding additional aircraft requirements for the Company’s refueling boom shock absorbers on this next generation USAF tanker for mid-air refueling of combat aircraft.

¡	40mm Automatic Grenade Launcher – An order was received for 40 sets of recoil and counter recoil shock absorbers for this U.S. Army weapon.

ITEM: NEW ORDERS, SEISMIC AND WIND

The following new orders for the Company’s Seismic and Wind Control Products were received during the third quarter:

¡	University of California, Los Angeles Franz Hall – Los Angeles, CA

¡	Loma Linda Hospital, Phase II B Additions – California

¡	9665 South Wilshire Tower – Beverly Hills, CA

¡	Kit-Ayoma Building – Tokyo, Japan

¡	Electronic Plants #18-A and 18-B – Taiwan, ROC

¡	Huancayo Hospital – Peru

ITEM: NEW PATENT

U.S. Patent 9,896,836 was issued on February 20, 2018 to Taylor Devices and the Iowa State University Research Foundation. The patent is entitled: Apparatus, Method, and System for Hugh Capacity Band Brake Type Variable Friction Damping of Movement of Structures.

This invention falls into the category of applied research, as distinct from pure research or product improvement research. The primary intended use of this new technology is to augment the performance of structures already having fluid dampers to improve seismic or wind response, where additional damping forces are required under unusual circumstances, such as a tornado impinging on the building, or a tsunami wave impact. In these cases, the braking element has the ability to be rapidly activated to essentially lock the structure in place. The device is also controllable with only battery power, irrespective of its size. The Company believes there is a developing market for this product, especially on larger buildings which are becoming increasingly taller and more slender in profile.

A variant on the technology is being developed for the blast protection of buildings subject to terrorist attack. Initial testing has been promising; and a paper outlining the design and test results was accepted in February for publication in an upcoming issue of a major international engineering journal.

ITEM:	NAVY ANNOUNCES NEW MISSION FOR ZUMWALT CLASS DESTROYERS

Taylor Devices 2017 Annual Report featured the newest U.S. Navy warship, the Zumwalt Class “Stealth” Destroyer, which uses literally hundreds of the Company’s Tension-Compression Liquid Spring-Dampers to protect weapons and critical systems on the vessel against battle damage.

The Navy has recently announced plans to change the missile load-out on these ships to use largely the extended range versions of the Navy’s “Standard Missile”, which are configured to destroy either an enemy’s ships or their ballistic missiles launched toward U.S. Allied Nations or the U.S. mainland. Thus, the Zumwalt’s mission is shifting from land attack to that of a long range surface strike platform. The three warships of the Zumwalt Class are now planned to be stationed in the Pacific Ocean.

All of the missiles in the U.S. Navy’s Standard Missile family use Taylor Devices’ Shock Isolators in each missile launch canister. Thus the change in the missile load-out should result in additional orders to the Company for the missile isolators.

By: /s/Douglas P. Taylor

Douglas P. Taylor

President